Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1	NAME AND ADDRESS OF COMPANY

Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario L5N 8M5

ITEM 2	DATE OF MATERIAL CHANGE

January 9, 2009

ITEM 3	NEWS RELEASE

The news release attached hereto as Exhibit “A” was issued by Biovail Corporation (“Biovail” or the “Company”) on January 9, 2009. The news release was distributed in Canada and the United States through Business Wire and was filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via the System for Electronic Document Analysis and Retrieval (“SEDAR”). The release has been filed as part of the Company’s Form 6-K via the Electronic Data Gathering Analysis and Retrieval system (“EDGAR”) with the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange. A copy of the press release was posted to the Company’s website at www.biovail.com.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On January 9, 2009, Biovail announced that it reached a settlement with the Ontario Securities Commission (“OSC”) in respect of an investigation of the Company’s accounting and financial disclosure practices during the period 2001 to March 2004.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The settlement agreement entered into with the OSC relates to specific accounting and financial disclosure practices that occurred between 2001 and March 2004. The Company previously fully settled a civil complaint filed by the SEC in respect of substantially the same matters by reaching a settlement with the SEC in March 2008. (See the Company’s Material Change Report dated April 2, 2008).

On March 24, 2008, the OSC issued a Notice of Hearing against the Company and four of its former officers (the “Notice of Hearing”). The Notice of Hearing was accompanied by a Statement of Allegations concerning certain accounting and financial disclosure items. On April 16, 2008, the hearing was adjourned on consent of all parties until February 2, 2009.

On January 7, 2009, the Company entered into a settlement agreement with OSC Staff in relation to matters set out in the Notice of Hearing (the “Settlement Agreement”). Subsequently, on January 9, 2009, the Settlement Agreement was approved by the OSC.

Pursuant to the terms of the Settlement Agreement, Biovail paid a total of $5.4 million (C$6.5 million), which includes legal and other costs incurred by the OSC of $1.3 million (C$1.5 million), to fully settle the matter. As part of the settlement, the Company has also agreed to provide the OSC Staff with any reports from a consultant retained by Biovail as part of the SEC settlement to examine Biovail’s accounting and related functions. Biovail will also retain a consultant to examine and report on Biovail’s training of its personnel concerning compliance with the financial and other reporting requirements of Ontario securities law.

The Settlement Agreement represents the sixth legacy litigation action that has been resolved by the Company since December 2007.

The Settlement Agreement does not include four former officers of the Company who were also named in the Statement of Allegations: Eugene N. Melnyk (then Chairman and Chief Executive Officer), Brian H. Crombie (then Chief Financial Officer), John R. Miszuk (then Vice-President, Controller and Assistant Corporate Secretary) and Kenneth G. Howling (then responsible for Corporate Communications).

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7	OMITTED INFORMATION

N/A

ITEM 8	EXECUTIVE OFFICER

For further information, contact Nelson F. Isabel at 905-286-3250.

ITEM 9	DATE OF REPORT

January 19, 2009.

EXHIBIT “A”

NEWS RELEASE

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations and Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES APPROVAL OF

SETTLEMENT AGREEMENT WITH OSC

TORONTO, Canada, January 9, 2009 – Biovail Corporation (NYSE, TSX: BVF) today announced that the Ontario Securities Commission (OSC) has approved a settlement agreement reached with OSC Staff in respect of an investigation of the Company.

“This settlement agreement represents the sixth legacy litigation action we’ve resolved since December 2007,” said Biovail’s Chief Executive Officer Bill Wells. “With these issues behind us, we are better positioned to execute on our New Strategic Focus. I am proud of what we’ve accomplished as a Company in the past year, and am encouraged by the business development activity we’re currently seeing. Our priority as a management team is to enhance value for our shareholders.”

Pursuant to the terms of the settlement agreement, Biovail will pay a total of $5.4 million (C$6.5 million), which includes legal and other costs incurred by the OSC of $1.3 million, to fully settle the matter. The settlement agreement is available on the OSC’s website at www.osc.gov.on.ca.

The investigation related to specific accounting and financial disclosure practices, as previously disclosed, that occurred between 2001 and March 2004 and resulted in a Statement of Allegations by the OSC in March 2008.

The settlement does not include four individuals who were also named in the Statement of Allegations.

The Company will not be commenting further on this matter.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the Company’s positioning with respect to executing its New Strategic Focus, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products, the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products, timelines associated with the development of, and receipt of regulatory approval for, our new products, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, uncertainties associated with the development, acquisition and launch of new products, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereto, market liquidity for our common shares and our satisfaction of applicable laws for the repurchase of our common shares, availability of capital, satisfaction of applicable laws for dividend payments and the ability to generate operating cash flow, the continuation of the recent financial market turmoil, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F and contained in Biovail’s Form 6-K for the quarterly period ended September 30, 2008.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.